

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2022

Edgard Maroun
Chief Executive Officer
Anghami Inc.
16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island
Abu Dhabi, United Arab Emirates

> **Re: Anghami Inc**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 2, 2022**
> **File No. 333-262719**

Dear Mr. Maroun:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. Disclose the exercise price of the warrants compared to the market price of Anghami's ordinary shares. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

2.   We note the significant number of redemptions of VMAC Class A common stock in connection with the business combination and that the shares being registered for resale will constitute a considerable percentage of Anghami's public float. Revise to prominently highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of Anghami's ordinary shares.

<u>Risk Factors</u>
<u>Future resales of our ordinary shares and/or warrants may cause the market price of such securities to drop significantly..., page 37</u>

3.   You state on page 37 that "[f]uture" resales of your ordinary shares and warrants may cause the market price of such securities to drop significantly. This statement should be updated given that this prospectus is facilitating those sales. Please revise to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of Anghami's ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is near the SPAC IPO price, certain selling securityholders may have an incentive to sell because they will still profit on sales of shares purchased at lower prices as compared to the prices paid by public investors.

<u>Management</u>
<u>Compensation of Directors and Officers, page 97</u>

4.   Please disclose the compensation paid to your executive officers and directors for the year ended December 31, 2021. Refer to Item 6.B. of Form 20-F (incorporated into Item 4 of Form F-1).

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 100</u>

5.   We note that Anghami's projected revenues for 2021 were between $48 and $50.1 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company's financial advisors and VMAC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Six Months Ended June 30, 2021 was approximately $16 million. With a view toward revised disclosure, please advise us whether you anticipate missing your 2021 revenue projections. To the extent applicable, please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

Edgard Maroun
Anghami Inc.
March 21, 2022
Page 3

Liquidity and Capital Resources, page 116

6.   In light of the significant number of redemptions in connection with the business combination and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of Anghami's ordinary shares, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

General

7.   Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices at which the Sponsor and other selling securityholders acquired their shares and warrants, and the price at which the public securityholders acquired their shares and warrants. Disclose that while the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology